SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3. The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1     Consent of Cherry Bekaert LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 28, 2016	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ Scott C. McLean

Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &

PROFIT SHARING PLAN AND TRUST

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

As of and for the Years Ended

December 31, 2015 and 2014

[Letterhead of Cherry Bekaert LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

Washington, North Carolina

We have audited the accompanying statement of net assets available for benefits of the First South Bank Employees’ Retirement Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Cherry Bekaert LLP

Raleigh, North Carolina

June 28, 2016

1

[Letterhead of Turlington and Company, L.L.P.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator

First South Bank Employees' Savings &

   Profit Sharing Plan and Trust

Washington, North Carolina

We have audited the accompanying Statement of Net Assets Available for Benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2014 and the related Statements of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2014, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Turlington and Company, L.L.P.

Lexington, North Carolina

June 29, 2015

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2015	2014
Assets:
Investments at fair value:
Shares of registered investment companies	$7,262,864	$6,895,184
Common stock	1,134,406	1,132,000
Money market deposit account	256,659	0
Total investments	8,653,929	8,027,184

Receivables:
Employee contributions receivable	76,666	0
Employer contributions receivable	30,808	0
Notes receivable from participants	406,373	426,246
Total receivables	513,847	426,246

Cash – noninterest bearing	3,615	133,559
Total assets	9,171,391	8,586,989

Liabilities:
Return of excess employer contributions	0	536
Total liabilities	0	536

Net assets available for benefits	$9,171,391	$8,586,453

The accompanying notes are an integral part of the financial statements

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2015	2014
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(346,448)	$127,342
Interest and dividends from investments	313,720	298,673
Total investment income (loss)	(32,728)	426,015

Interest from notes receivable from participants	13,218	13,408

Contributions:
Employer	371,744	295,136
Participant	794,370	620,195
Rollover	476,559	19,453
Total contributions	1,642,673	934,784

Total additions	1,623,163	1,374,207

Deductions from net assets attributed to:
Benefits paid directly to participants	1,033,209	900,273
Administrative expenses	5,016	7,282

Total deductions	1,038,225	907,555

Net increase	584,938	466,652

Net assets available for benefits:
Beginning of years	8,586,453	8,119,801

End of years	$9,171,391	$8,586,453

The accompanying notes are an integral part of the financial statements

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2015 and 2014

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering all employees of First South Bank (the Plan Sponsor) and First South Leasing, LLC, who are age 21 or older and have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Catch-up contributions are allowed by the Plan if participant is age 50 by December 31 of the calendar year. In addition, participants may also move funds from other qualified retirement plans or an IRA, without incurring any tax liability, by means of a rollover contribution.

The Plan Sponsor matches 100% of the first 3% and 50% of the amount between 3% and 5% of base contributions that a participant contributes to the Plan. Additional profit sharing and discretionary match amounts may be contributed at the option of the Plan Sponsor's Board of Directors. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and in the Plan Sponsor's Safe Harbor matching contributions plus actual earnings thereon. Vesting in the Plan Sponsor's discretionary matching and profit sharing contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options

During the years ended December 31, 2015 and 2014, participants could direct the investment of their contributions as well as employer matching contributions between forty-two mutual funds and employer stock for 2015 and between forty-one mutual funds and employer stock for 2014. Each investment offers differing degrees of risk and return.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. When a participant terminates employment and the vested benefit is between $1,000 and $5,000 and the participant does not consent to a distribution of the vested balance, the vested benefit automatically will be rolled over to an IRA selected by the Plan Administrator. A participant with a vested account balance in excess of $5,000 may elect to receive a distribution from the Plan as soon as administratively possible following termination of employment. If the participant does not consent to a distribution of the vested balance, the balance will remain in the Plan.

Participants may withdraw vested amounts from the Plan while still employed by meeting the requirements for in-service distributions. No in-service withdrawal may be made prior to age 59 ½ other than a distribution made on account of hardship. The Plan does allow for distribution on account of hardship, if one of the hardship events are met as described in the Plan.

Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. During the years ended December 31, 2015 and 2014, no forfeitures were used to decrease employer contributions. At December 31, 2015 and 2014, forfeited nonvested accounts totaled $46,621 and $29,770 respectively.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay record keeping and other administrative expenses incurred by the Plan. For the years ended December 31, 2015 and 2014, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2015 and 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, reported changes in net assets available for benefits, and disclosures during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the years.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Adoption of Recent Accounting Pronouncement

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965):  (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.  Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts.  Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  It also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III of the ASU allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end.  The ASU is effective for fiscal years beginning after December 15, 2015.  Parts I and II are to be applied retrospectively.  Part III is to be applied prospectively.  Plans can early adopt any of the ASU’s three parts without early adopting the other parts.  Management has elected to early adopt Part II of ASU 2015-12.  Parts I and III of ASU 2015-12 are not applicable to the Plan.

3.	Investments:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	-	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2	-	Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	-	Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

	Assets at Fair Value as of December 31, 2015
Description	Total	Level 1	Level 2	Level 3
Shares of registered investment companies:
Mutual funds	$7,262,864	$7,262,864	$-	$-
Cash equivalents and money market	256,659	256,659	-	-
First South Bancorp, Inc. common stock	1,134,406	1,134,406	-	-
	$8,653,929	$8,653,929	$-	$-

	Assets at Fair Value as of December 31, 2014
Description	Total	Level 1	Level 2	Level 3
Shares of registered investment companies:
Mutual funds	$6,724,095	$6,724,095	$-	$-
Cash equivalents	171,089	171,089	-	-
First South Bancorp, Inc. common stock	1,132,000	1,132,000	-	-
	$8,027,184	$8,027,184	$-	$-

4.	Related Party and Party-in-Interest Transactions:

As of December 31, 2015 and 2014, the Plan's investments included $1,134,406 and $1,132,000, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 12% and 13% of total Plan assets at December 31, 2015 and 2014, respectively.

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the custodian of the Plan and, therefore, transactions with Charles Schwab Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $5,016 and $7,282 for the years ended December 31, 2015 and 2014, respectively.

5.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by MVP Plan Administrators, Inc. The Internal Revenue Service (IRS) has determined and informed MVP Plan Administrators, Inc. by letter dated March 31, 2014 that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$9,171,391	$8,586,453
Less: Benefit claims payable as reported on Form 5500	-	48,308
Net assets available for benefits per the Form 5500	$9,171,391	$8,538,145

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015 to Form 5500:

2015
Benefits paid to participants per the financial statements	$1,033,209
Subtract amounts allocated to the withdrawing participants at year end	48,308
Benefits paid to participants per Form 5500	$984,901

Amounts allocated to withdrawing participants were recorded on the Form 5500 for plan year ending December 31, 2014. These benefit claims were processed and paid in plan year ending December 31, 2015. At December 31, 2014, the allocated amount to be paid was $48,308.

7.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0266599

Three-digit Plan Number: 001

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost **	Current Value
	Alliance Bernstein Small Cap	Mutual Fund	2,745.265	Shares		$118,046
	Allianz NFJ Int'l Value	Mutual Fund	1,778.358	Shares		32,135
	Altegris/AACA Real Estate Long	Mutual Fund	1,092.386	Shares		12,639
	AMG Southern Sun Small Cap Inv	Mutual Fund	2,255.017	Shares		41,876
	AMG Yacktman Fund Service	Mutual Fund	6,836.172	Shares		142,671
	Artisan Mid Cap	Mutual Fund	4,897.020	Shares		195,783
	Aston Fairpointe Mid Cap CL N	Mutual Fund	673.117	Shares		23,108
	BBH Core Select N	Mutual Fund	2,406.808	Shares		49,099
	BlackRock Inflation Protect Bd	Mutual Fund	1,513.122	Shares		15,615
	Cohen & Steers Realty	Mutual Fund	1,091.287	Shares		76,958
	DFA Emerging Markets Value	Mutual Fund	947.226	Shares		19,323
	DFA Int'l Small Company	Mutual Fund	2,252.058	Shares		38,758
	Hodges Small Cap Instl	Mutual Fund	3,769.185	Shares		68,750
	IVA Worldwide I	Mutual Fund	1,349.894	Shares		22,044
	JP Morgan Large Cap Growth R6	Mutual Fund	8,483.092	Shares		306,070
	JP Morgan Mid-Cap Value I	Mutual Fund	7,706.221	Shares		261,780
	JP Morgan Smart Retire 2015 A	Mutual Fund	61,259.813	Shares		1,037,741
	JP Morgan Smart Retire 2020 A	Mutual Fund	32,961.915	Shares		579,141
	JP Morgan Smart Retire 2025 A	Mutual Fund	43,539.736	Shares		740,175
	JP Morgan Smart Retire 2030 A	Mutual Fund	34,916.620	Shares		635,832
	JP Morgan Smart Retire 2035 A	Mutual Fund	29,968.063	Shares		521,744
	JP Morgan Smart Retire 2040 A	Mutual Fund	20,615.958	Shares		383,663
	JP Morgan Smart Retire 2045 A	Mutual Fund	7,942.329	Shares		140,103
	JP Morgan Smart Retire 2050 A	Mutual Fund	5,189.440	Shares		91,438
	JP Morgan Smart Retire 2055 A	Mutual Fund	220.420	Shares		4,311
	JP Morgan Smart Retire Income A	Mutual Fund	43,210.526	Shares		730,258
	Loomis Sayles Bond CL I	Mutual Fund	5,524.980	Shares		71,162
	Lord Abbett Value Opp I	Mutual Fund	2,640.115	Shares		48,129
	Oppenheimer Developing Mkts Y	Mutual Fund	1,104.679	Shares		33,129
	Oppenheimer Intl Growth FD CL Y	Mutual Fund	1,741.406	Shares		62,499
	PIMCO GNMA Instl	Mutual Fund	2,289.391	Shares		25,756
	RS Global Natural Resources Fund A	Mutual Fund	778.345	Shares		11,940
*	Schwab International Index	Mutual Fund	2,140.618	Shares		37,418
*	Schwab Small Cap Index Select	Mutual Fund	4,087.966	Shares		98,520
	Swan Defined Risk 1	Mutual Fund	2,710.903	Shares		30,552
	T Rowe Price Capital Appreciation FD	Mutual Fund	8,640.153	Shares		216,436
	TCW Total Return Bond	Mutual Fund	3,336.093	Shares		33,795
	Thornburg Limited-Term Income FD CL R5	Mutual Fund	12.205	Shares		161
	Tocqueville Gold Fund	Mutual Fund	35.191	Shares		846
	Vanguard Short Term Bd Index FD Adm	Mutual Fund	4,903.067	Shares		51,139
	Vanguard Total Bd Market Index Adm	Mutual Fund	153.530	Shares		1,633
	Vanguard 500 Index FD Admiral Shrs	Mutual Fund	1,330.051	Shares		250,688
*	Schwab Investor Money Fund	Cash Equivalent	2.380	Shares		2
*	First South Bancorp, Inc.	Common Stock	132,679.000	Shares		1,134,406
*	Schwab Bank Savings	Money Market				256,657
	Notes receivable from participants	Interest Rates 3.25% - 4.25%				406,373
	Cash	Cash				3,615
						$9,063,917

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments

11